UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 8)

Option Care Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09069N108

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,065,612 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,065,612 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,065,612 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)

Includes (a) 3,465,612 shares of common stock, $0.0001 par value per share (the “Common Shares”), (b) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A warrants to purchase Common Shares at a price of $5.17 per share (the “Class A Warrants”), and (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B warrants to purchase Common Shares at a price of $6.45 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).

1 of 9

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,416,448 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,416,448 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,416,448 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 2,642,934 Common Shares, (b) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class A Warrants, and (c) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class B Warrants.

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CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,426,267 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,426,267 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,426,267 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 2,159,891 Common Shares, (b) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class A Warrants, and (c) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class B Warrants.

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CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 990,181 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 990,181 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,181 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 483,043 Common Shares, (b) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class A Warrants, and (c) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class B Warrants.

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CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,065,612 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,065,612 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,065,612 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 3,465,612 Common Shares, (b) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

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CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,065,612 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,065,612 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,065,612 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 3,465,612 Common Shares, (b) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

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CUSIP No. 09069N108 (Common Stock)

Explanatory Note: This Amendment No. 8 (this “Amendment”) to the Schedule 13D relating to Option Care Health, Inc. (formerly known as BioScrip, Inc.), a Delaware corporation (the “Issuer”), filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2015 (the “Initial 13D”), as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 27, 2015, Amendment No. 2 to the Initial 13D filed on April 5, 2016, Amendment No. 3 to the Initial 13D filed on June 22, 2016, Amendment No. 4 to the Initial 13D filed on August 17, 2017, Amendment No. 5 to the Initial 13D filed on September 7, 2017, Amendment No. 6 to the Initial 13D filed on January 3, 2019, and Amendment No. 7 to the Initial 13D filed on March 19, 2019, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”), who resigned as a director of the Issuer effective as of the effective time of the First Merger (defined below).

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

The title of the class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (each share, a “Common Share”) of Option Care Health, Inc. (formerly known as BioScrip, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3000 Lakeside Dr., Suite 300N, Bannockburn, Illinois 60015.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The information in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial 13D.

Preferred Stock Repurchase Agreement and Series A COD Amendment

On August 6, 2019, the Issuer (also referred to herein as “Beta”) consummated the previously disclosed merger transaction, pursuant to that certain Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), dated as of March 14, 2019, by and among the Issuer, Beta Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Beta (“Merger Sub Inc.”), Beta Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Beta (“Merger Sub LLC”), HC Group Holdings I, LLC, a Delaware limited liability company (“Omega Parent”), HC Group Holdings II, Inc., a Delaware corporation (“Omega”), and HC Group Holdings III, Inc., a Delaware corporation (“Omega III”, solely for purposes of Section 7.3(b) of the Merger Agreement). Pursuant to the Merger Agreement, Merger Sub Inc. merged with and into Omega (the “First Merger”), with Omega surviving (the “Surviving Corporation”) as a direct wholly-owned subsidiary of Beta, and, immediately following the First Merger, the Surviving Corporation merged (together with the First Merger, the “Mergers”) with and into Merger Sub LLC, with Merger Sub LLC surviving as a direct wholly-owned subsidiary of Beta.

Immediately following the closing of the Mergers and pursuant to the previously disclosed Preferred Stock Repurchase Agreement (the “Preferred Repurchase Agreement”), dated as of March 14, 2019, by and among Beta, CCP, CCP2 and a separate account investment advisory client of CCM (the “Separate Account”; and together with CCP and CCP2, the “Coliseum Entities”), Beta repurchased from the Coliseum Entities all 614,177 of the issued and outstanding Series C Convertible Preferred Stock, par value $0.0001 per share (“Series C Preferred Stock”), of Beta for (i) a cash payment of $121,621,792.90, which is equal to 120% of the Liquidation Preference (as defined in the Certificate of Designations of Series C Convertible Preferred Stock of Beta) per share of Series C Preferred Stock, determined as of the date of the Repurchase Closing (as defined in the Preferred Repurchase Agreement) (including any dividends accrued through such date) and (ii) 1,549,321 Common Shares, which is equal to 2.5226 fully paid, validly issued and non-assessable Common Shares, per share of Series C Preferred Stock.

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CUSIP No. 09069N108 (Common Stock)

Upon the consummation of the Mergers and pursuant to an amendment to the Certificate of Designations of Series A Convertible Preferred Stock of Beta (the “Series A COD Amendment”), (i) four one-hundredths (4/100) of each share of the 10,823 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), held by the Coliseum Entities converted into 2.5226 Common Shares, resulting in an aggregate of 27,300 Common Shares being issued to the Coliseum Entities, and (ii) the remaining portion of each share of the 10,823 shares of Series A Preferred Stock held by the Coliseum Entities (constituting ninety-six one-hundredths (96/100) of each such share) was redeemed for an aggregate cash payment of $2,143,221.10, which is equal to 120% of the Liquidation Preference (as defined in the Certificate of Designations of Series A Convertible Preferred Stock of Beta) of such share of Series A Preferred Stock as of the redemption date (including any dividends accrued through such date).

The foregoing summary of the Merger Agreement, the Preferred Repurchase Agreement and the Series A COD Amendment does not purport to be a complete description and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, the Preferred Stock Repurchase Agreement and the Series A COD Amendment, respectively, which are attached as Exhibit 99.8 to Amendment No. 7 to the Initial 13D filed with the Commission on March 19, 2019 (“Amendment No. 7”), Exhibit 99.10 to Amendment No. 7, and Exhibit I to the Merger Agreement (which is attached as Exhibit 99.8 to Amendment No. 7), respectively, and are incorporated herein by reference.

General

The Filers acquired the securities reported herein (the “Securities”) for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all Securities beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of the Common Shares of the Issuer by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 703,684,269 Common Shares outstanding as of August 7, 2019, as provided by the Issuer to the Filers on August 7, 2019.

The Filers have not effected transactions in the Common Shares in open market transactions in the sixty days preceding the filing of this Amendment.

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or the Warrants reported herein.

The information in Item 6 is incorporated herein by reference.

As of August 6, 2019, the Filers ceased to be beneficial owners of more than five percent of the Common Shares of the Issuer.

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CUSIP No. 09069N108 (Common Stock)

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Preferred Shares and the Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account and CC may have the right to receive performance-related fees from CCP and CCP2.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2019

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By: Coliseum Capital, LLC, General Partner		By: Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact